Filed Pursuant to Rule 433

Registration No. 333-171946

Issuer Free Writing Prospectus dated April 1, 2013

Relating to Prospectus Supplement dated March 28, 2013

On March 28, 2013, Rainmaker Systems, Inc. delivered to investors a Prospectus Supplement, dated March 28, 2013 (the “Prospectus Supplement”), relating to a Registration Statement on Form S-3 (File No. 333-171946) declared effective by the Securities and Exchange Commission on March 7, 2011 (the “Registration Statement”). This Free Writing Prospectus is delivered to update certain disclosures in the Prospectus Supplement. References below to “Rainmaker,” “the Company,” “we,” “us” and “our” refer to Rainmaker Systems, Inc. together with its subsidiaries.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Registration Statement and other documents the Company has filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively we will arrange to send you the Registration Statement and Prospectus Supplement f you request it by calling Rainmaker Systems, Inc. at (408) 626-3800.

This Free Writing Prospectus amends and supplements our Prospectus Supplement, dated March 28, 2013 as follows:

Coverpage of the Prospectus Supplement

•	The total number of shares offered in the offering is 12,981,704 shares of common stock.

•	The total proceeds, before expenses, to us is $5,841,766.80.

The Offering (Page S-3 of the Prospectus Supplement)

•	The common stock offered by us in the offering is 12,981,704 shares of common stock.

•	The total shares of common stock to be outstanding immediately after this offering is 41,931,237 shares of common stock.

Use of Proceeds (Page S-39 of the Prospectus Supplement)

•	The net proceeds from our sale of 12,981,704 shares of our common stock in this offering will be approximately $5.5 million, after deducting estimated offering expenses payable by us.

Capitalization (Page S-40 of the Prospectus Supplement)

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2012:

•	on an actual basis; and

•

on an as-adjusted basis, to give effect to the sale of 12,981,704 shares offered by us in this offering, at a price of $ 0.45 per share, after deducting the underwriter’s commissions and estimated offering expenses payable by us.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in the prospectus supplement or incorporated by reference in the prospectus supplement and the accompanying prospectus.

	As of December 31, 2012
(in thousands, except share and per share data)	Actual	As adjusted
	(Unaudited)
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value; 50,000,000 shares authorized; 30,454,250 shares issued 28,428,300 shares outstanding, actual; 43,435,954 shares issued; 41,410,004 shares outstanding, as adjusted	27	40
Additional paid-in capital	130,402	135,881
Accumulated deficit	(128,198)	(128,198)
Accumulated other comprehensive loss	(261)	(261)
Treasury stock, at cost, 2,025,950 shares, actual and as adjusted	(2,727)	(2,727)

Total stockholders’ equity	(757)	4,735

Dilution (Page S-41 of the Prospectus Supplement)

DILUTION

Our net tangible book value as of December 31, 2012 was approximately $(6.1) million, or $(0.21) per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities, all divided by the number of shares of common stock outstanding as of December 31, 2012. Dilution is determined by subtracting net tangible book value per share from the public offering price per share.

Without taking into account any changes in net tangible book value after December 31, 2012, other than giving effect to the sale of the 12,981,704 shares we are offering at the public offering price of $0.45 per share, and after deducting the underwriting fees and our estimated offering expenses, our as-adjusted net tangible book value would have been approximately $(0.6) million, or approximately $(0.01) per share of common stock. This represents an immediate increase in net tangible book value of approximately $0.20 per share to existing stockholders and an immediate dilution of approximately $0.46 per share. The following table illustrates this dilution on a per share basis (amounts in thousands, expect per share amounts):

Public offering price per share		$0.45
Net tangible book value per share as of December 31, 2012	$(0.21)
Increase in net tangible book value per share attributable to the offering	$0.20
As adjusted net tangible book value per share after giving effect to this offering		$(0.01)

Dilution per share to new investors in this offering		$0.46

The number of shares of our common stock to be outstanding after this offering is based on 28,428,300 shares outstanding as of December 31, 2012, and excludes as of that date:

•	1,235,203 shares of our common stock issuable upon the exercise of outstanding options as of December 31, 2012 at a weighted-average exercise price of $1.26 per share;

•	1,577,979 shares of our common stock issuable upon the exercise of outstanding warrants as of December 31, 2012 at a weighted-average exercise price of $1.38 per share; and

•	810,000 shares of our common stock available for future equity awards under our 2003 Stock Incentive Plan.

The exercise of outstanding options and warrants having an exercise price less than the offering price per unit will increase dilution to the new investors.

To the extent we grant additional options under our stock option plan or issue additional warrants, or we issue additional shares of common stock in the future, there may be further dilution to new investors.

Plan of Distribution (Page S-42 of the Prospectus Supplement)

•	On the closing date, we will issue 12,981,704 shares of our common stock to the investors and we will receive funds in the amount of the aggregate purchase price of $5.8 million.